Contact

www.linkedin.com/in/cynthia-mitchell (LinkedIn)

Top Skills

Strategic Partnerships
Entrepreneurship
Publishing

Cynthia Mitchell

Chief Operating Officer
Los Angeles Metropolitan Area

Summary

Cynthia is a serial entrepreneur, advisor and startup specialist. She has worked for more than 50 different companies across an array of industries including technology, environmental, construction technology, media, education, healthcare, insurance, sports and entertainment. Brands include American Broadcasting Company, Time Warner, Meredith Corporation, Maclean Hunter, Times Mirror, Kaiser Permanente, Mutual of Omaha, and The Summer Olympic Games among others. As a strategist, she has created marketing programs and partnerships promoting leading global brands such as Toyota, Nissan, Honda, Coors, Nike, Ralph Lauren, Rolex, American Express and hundreds of others. With a customer-centric ethos, Cynthia's depth of expertise across business disciplines – executive leadership, organizational management, strategy, innovation and product development, marketing and sales, makes for an exemplary and unique skill set for new ventures, and ventures poised to scale.

Cynthia Is Known For:

• Establishing the big picture – from concept, innovation and product development, product roadmap, execution, to customer experience
• Creating a comprehensive and cohesive strategy across the organization
• Defining realistic execution plans, process, metrics, benchmarks and clear outcomes
• Building elite teams of loyal, educated players that work with passion, purpose and measurable performance
• Ensuring a reliable customer/partner/employee experience that enables and frames an enduring brand
• Other areas of expertise include future visioning, predictable revenue pipeline, sales, strategic partnerships, marketing, and project management

Experience

Humankind Group
Chief Operating Officer/Co-Founder
July 2018 - Present (4 years)
San Diego County, California, United States

Humankind Group incubates, develops, and manages companies by providing management and strategic advisory services in its fields of interests. Humankind has founded companies and has served clients in construction tech, housing, sustainable materials, algae technology, advanced food and aquaculture production, software and financial services industries. (Formally Birch Street Partners).

HumanKind Ventures
Partner
July 2018 - Present (4 years)
San Diego County, California, United States

We invest in promising early stage companies that possess game-changing technologies with the potential to improve the quality of human life, the condition of our planet, and generate excellent financial returns.

Early Stage Companies
CEO/Founder Advisor
1981 - July 2018 (37 years)

We work alongside of you every step of the way -- from ideation, product development, sales and marketing, fundraising and organizational structure. Areas of specialty include technology, media, education and entertainment. Our collaboration ensures every facet of the business is in sync, on budget and inspired.

Cheerful Giving
CEO/Co-Founder
June 2015 - 2017 (2 years)

Cheerful Giving is for believers, dreamers, doers and visionaries. It’s for those who have big hearts for benevolent causes in their community and beyond. Together we can soften hearts, calm fears, lift burdens, weaken the hold of misery, escalate hope and promote stewardship of the earth and its creatures.

Miso Media, Inc.
CEO
August 2012 - July 2013 (1 year)

Venice, California

Miso Media develops a suite of technology products for music students, teachers, and professional musicians. From its award winning Miso Plectrum, featured on Sharktank, to its 5 star rated Miso Strobe Tuner, and elegant digital sheet music platform -- Miso Sonata. Miso Media helps musicians learn, practice and perform better using advanced digital tools.

Mobile App Lab, a division of Miso Media offers custom mobile development to digital agencies and technology companies. As the agency behind agencies, Miso provides expert outsourcing to augment in-house technology teams without the high cost of overhead. Miso Mobile App Lab is an efficient partner to get jobs started and completed faster with lower costs.

Media Lumiere
CEO
January 2009 - July 2012 (3 years 7 months)
California

Media and Technology consultancy specializing in start-ups, working across platforms, with software, digital publications, websites, television, IPTV, set-top-box technology, webisodes and movies. Clients range from educational, philanthropic, entertainment, and technology companies.

Magazine Marketing Group, Inc.
CEO
1984 - March 2009 (25 years)

Three distinct divisions including Media Technology Consultation and Development; Media Consultancy; and, Independent Advertising Sales Representation for major media companies.

American Broadcasting Company
Publishing Consultant
March 1981 - December 1989 (8 years 10 months)
Greater Los Angeles Area

"The 1984 Official Olympic Guide To Los Angeles". Launch, management and implementation of commemorative publication for the 1984 Olympic Games. Over one million copies sold, plus worldwide licenses. Created business plan, strategic partnerships, and license agreements, as well as management of entirety of publication, production, advertising, editorial, sponsorships and distribution. Hailed as one of the most successful commemorative issues to date.

Retained by ABC, also for: Los Angeles Magazine, and The California City Group, including San Diego Magazine, San Francisco Focus, and Palm Springs Life.

Investor's Digest
Publisher/Editor-In-Chief
January 1979 - December 1981 (3 years)
Maryland

Magazine start-up demystifying investment strategies, through authoritative interviews, and comprehensive feature stories and departments with insights, tips, reliable information and resources.

FleetStreet Publishing
Advertising Director
January 1977 - December 1981 (5 years)
Gaithersburg, Maryland

Media Company start-up which grew into one of the most successful, and enduring brands in the equestrian sector including Equus Magazine, and Polo Magazine, plus a host of veterinary, and special interest publications, a book publishing division, and product catalog.